UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Celularity Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

151190 105
(CUSIP Number)

Keary Dunn, Esq.

170 Park Avenue

Florham Park, NJ 07932

(609) 235-1010

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151190 105	13D

1.	Name of Reporting Person Robert J. Hariri, M.D., Ph.D.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,296,668 shares of Class A common stock(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,296,668 shares of Class A common stock(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,296,668 shares of Class A common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.2% (2)
14.	Type of Reporting Person (see instructions) IN

(1)	Consists of 7,734,689 shares held directly by Dr. Hariri and 2,561,979 shares issuable to Dr. Hariri pursuant to options exercisable within 60 days of July 16, 2021.
(2)	The percentage ownership interest is determined based on 122,487,170 shares of Class A Common Stock of the Issuer outstanding after the closing of the Issuer’s merger with GX Acquisition Corp. on July 16, 2021 as provided to the Reporting Person by the Issuer on July 20, 2021.

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Person (as defined below) to report the acquisition of shares of Class A common stock (as defined below) of the Issuer (as defined below) on July 26, 2021 as described in Item 3 below.

Item 1.	Security and Issuer

a)	This statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”) of Celularity Inc., a Delaware corporation (the “Issuer”). Underlying the shares of Class A common stock reported in this Schedule 13D are shares of Class A common stock and options to purchase shares of Class A common stock.

b)	The principal executive offices of the Issuer are located at 170 Park Avenue, Florham Park, NJ 07932.

Item 2.	Identity and Background

a)	The person filing this statement is Robert J. Hariri, M.D., Ph.D. (referred to as the “Reporting Person”).

b)	The principal residence of the Reporting Person is located at 341 Mendham Road, Bernardsville, NJ 07924.

c)	The principal occupation of the Reporting Person is Chief Executive Officer of the Issuer.

d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 10,296,668 shares of Class A common stock of the Issuer as reflected in this Schedule 13D pursuant to that certain Merger Agreement and Plan of Reorganization, dated January 8, 2021 (the “Merger Agreement”), by and among GX Acquisition Corp. (“GX”), Alpha First Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of GX (“First Merger Sub”), Celularity LLC (f/k/a Alpha Second Merger Sub LLC), a Delaware limited liability company and a direct, wholly owned subsidiary of GX (“Second Merger Sub”), and the entity formerly known as Celularity Inc., a Delaware corporation (“Legacy Celularity”).

Pursuant to the terms of the Merger Agreement, a business combination between GX and Legacy Celularity was effected through the (a) merger of First Merger Sub with and into Legacy Celularity with Legacy Celularity surviving as a wholly-owned subsidiary of GX (Legacy Celularity, in its capacity as the surviving corporation of the merger, the “Surviving Corporation”) (the “First Merger”) and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of the Surviving Corporation with and into Second Merger Sub, with Second Merger Sub as the surviving entity of the Second Merger, which ultimately resulted in Legacy Celularity becoming a wholly-owned direct subsidiary of GX (the “Second Merger” and, together with the First Merger, the “Mergers” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). On the Closing Date, the registrant changed its name from GX Acquisition Corp. to Celularity Inc.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Person acquired the shares for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business. The Reporting Person is filing this Schedule 13D because the Shares were acquired in connection with the consummation of the Business Combination (the “Closing”). The Reporting Person expects to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional shares of Class A common stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Class A common stock, options or related derivatives now beneficially owned or hereafter acquired by them; and (iii) engage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer and/or the Reporting Person’s investment.

Except as set forth above, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)(b) The following information with respect to the ownership of the Class A common stock of the Issuer by the Reporting Person filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Person	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Robert J. Hariri, M.D., Ph.D.	10,296,668	10,296,668	0	10,296,668	0	10,296,668	8.2%

(1)	Represents the number of shares of Class A common stock currently underlying all Securities held by the Reporting Person.

(2)	The percentage ownership interest is determined based on 122,487,170 shares of Class A Common Stock of the Issuer outstanding after the closing of the Issuer’s merger with GX Acquisition Corp. on July 16, 2021 as provided to the Reporting Person by the Issuer on July 20, 2021.

(c) Except as set forth in Item 3 and Item 4 hereof, the Reporting Person has not effected any transactions in the Class A common stock in the sixty (60) days preceding the date of this Schedule 13D.

(d) Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

Amended and Restated Registration Rights Agreement.

In connection with Closing, the Issuer entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Dr. Hariri. Pursuant to the Registration Rights Agreement, among other things, Dr. Hariri and the other stockholders party thereto may demand registration of their registrable securities by the Issuer up to twice a year. Each such group of demanding holders may request to sell all or any portion of their registrable securities in an underwritten offering. Parties subject to the Registration Rights Agreement will be entitled to unlimited piggyback registration rights.

Lock-Up Agreement.

Also in connection with the Closing, certain Legacy Celularity stockholders, including Dr. Hariri, entered into agreements (the “Lock-Up Agreements”) providing that they will not, subject to certain exceptions, sell or transfer any shares of Common Stock or securities convertible into or exercisable for shares of Common Stock held by them immediately after the effective time of the First Merger until 180 days after the Closing, subject to certain customary exceptions.

The foregoing summaries of the Registration Rights Agreement and Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the form of Amended and Restated Registration Rights Agreement and the form of Lock-Up Agreement, each of which is filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1 - Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s current report on Form 8-K, filed with the SEC on July 22, 2021)

Exhibit 2 - Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K, filed with the SEC on July 22, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2021

/s/ Robert J. Hariri
Robert J. Hariri, M.D., Ph.D.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)